					Exhibit 12.2

SOUTH JERSEY GAS COMPANY
Calculation of Ratio of Earnings to Fixed Charges
(IN THOUSANDS)

	Fiscal Year Ended December 31,

	2017	2016	2015	2014	2013

Net Income	$72,557	$69,045	$66,578	$66,483	$62,236

Income Taxes, Net	45,700	39,366	36,945	34,895	34,833

Fixed Charges*	26,298	23,135	22,722	22,264	20,724

Capitalized Interest	(1,593)	(5,260)	(2,816)	(4,392)	(8,174)

Total Available for Coverage	$142,962	$126,286	$123,429	$119,250	$109,619

Total Available	5.4	5.5	5.4	5.4	5.3
Fixed Charges

* Fixed charges consist of interest charges (rentals are not material).